EnCana and Nova Scotia establish framework for Deep Panuke natural gas development
HALIFAX, Nova Scotia (June 30, 2006) — EnCana Corporation (TSX, NYSE: ECA) and the province of Nova Scotia have reached an Offshore Strategic Energy Agreement (OSEA) that establishes the framework for the potential development of the Deep Panuke natural gas field located about 250 kilometres southeast of Halifax, off Canada’s East Coast.
“This is a very good first step in restarting the development of the Deep Panuke gas field. We are pleased to have established a framework with the province for royalties, employment and industrial benefits, plus funding for research and education. However, we have plenty more work to do to make Deep Panuke production a reality. For Deep Panuke to go forward, it will take the constructive efforts of all parties involved as we seek regulatory approval, tender the work and consider this major investment decision,” said Dave Kopperson, EnCana’s Vice-President, Atlantic Canada.
Over the past three years, EnCana has continued to assess Deep Panuke’s resource potential as it developed a new plan to make the project as economic as possible. A key component of that work is the OSEA, which outlines commitments to provide specific industrial and employment opportunities in Nova Scotia, plus establishes a royalty framework that clarifies the opportunity for the owners to earn a fair return, and for Nova Scotia to generate substantial economic activity and benefits. As a next step, EnCana is preparing to file a Deep Panuke project description this summer with the Canadian Environmental Assessment Agency and a development plan application later this year with the Canada-Nova Scotia Offshore Petroleum Board. Details on the project’s estimated size, reserves, production volumes, schedule, facilities and capital cost are expected to be included in the regulatory applications. Bringing Deep Panuke to reality requires a timely and favourable review of the regulatory application, attractive market conditions and funding approval by the EnCana Board of Directors, a decision that may be considered by the end of 2007.
EnCana Corporation
With an enterprise value of approximately US$50 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have lower geological and commercial development risk, lower average decline rates and very long producing lives compared to conventional plays. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements”. Forward-looking statements in this news release include, but are not limited to: anticipated development of the Deep Panuke project, and the timing thereof; anticipated production term of the project, and the timing thereof; anticipated regulatory approvals; anticipated benefits associated with the Deep Panuke project, including economic activity and benefits for Nova Scotians; anticipated construction periods; anticipated regulatory filings, including project description and development plan application; anticipated details contained in regulatory applications; anticipated approvals and the satisfaction of requirements prior to commencement, including approvals by the company’s Board of Directors; anticipated development of natural gas and in-situ oilsands resource plays; anticipated growth potential of the company’s resource play portfolio; and anticipated resource play life. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; risks associated with technology; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; assumptions based upon the company’s guidance; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Paul Gagne
Manager, Investor Relations
(403) 645-4737

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